Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No. 333-161175 on Form S-8 and Registration Statement No. 333-268761 on Form S-3 of our report dated March 3, 2022, except as to Note 23, which is as of December 12, 2022, with respect to the consolidated financial statements of Altisource Portfolio Solutions S.A. and subsidiaries (the “Company”) as of and for the year ended December 31, 2021 (which report expresses an unqualified opinion on the consolidated financial statements and an emphasis of matter paragraph related to concentration of revenue and uncertainties), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

/s/ Mayer Hoffman McCann P.C.

March 30, 2023
St. Petersburg, Florida